Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

ACQUISITION OF PROPERTY IN THE PRC

The Board announces that on 7 December 2017 (after trading hours), Zhuhai Airlines, as purchaser, entered into the Sale and Purchase Agreements with the Vendor, pursuant to which the Company agreed to acquire the Property at a total consideration of RMB159,990,100.

As at the date of this announcement, the purchaser is the subsidiary of the Company, and the Vendor is a company owned as to 49% by CSAHC. CSAHC is the controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules. As the Vendor is an associate of CSAHC, the Vendor is also a connected person of the Company under the Listing Rules. Accordingly, the transaction contemplated under the Sale and Purchase Agreements constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) for the Property Acquisition, aggregated with Sanya Property Acquisition (as previously announced on 15 December 2016), is higher than 0.1% but less than 5%, the Property Acquisition is only subject to the reporting, annual review and announcement requirements but is exempt from the shareholders’ approval requirement under the Listing Rules.

THE PROPERTY ACQUISITION

The Board announces that on 7 December 2017 (after trading hours), Zhuhai Airlines, as purchaser, entered into the Sale and Purchase Agreements with the Vendor, pursuant to which the Company agreed to acquire the Property at a total consideration of RMB159,990,100.

The principal terms of the Sale and Purchase Agreements are as follows:

Date	:	7 December 2017 (after trading hours)

Parties	:	(1) Zhuhai Airlines (as the purchaser) (2) the Vendor

Property	:	the whole 7th to 11th floor and one shop of China Southern Air Zhuhai Area Headquarter Building (南航珠海總部大廈) located at No. 52 Haibin South Road, Xiangzhou District, Zhuhai City, the PRC with a gross floor area of approximately 8,183.27 square meters

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Consideration	:	The total consideration is RMB159,990,100, including the property consideration of RMB151,806,800 (tax inclusive, representing RMB18,550 per square meter) and renovation costs of RMB8,183,300 (tax inclusive, representing RMB1,000 per square meter). The details of the consideration are set out as follows:

No.	Room No.	Gross floor area (M2)	Open market quotation (RMB/M2)	Discounted quotation (RMB/M2)	Consideration (exclusive of innovation costs)(RMB)
1	Shop 137	160.74	90,000	71,000	11,412,540
2	Office 701	460.00	22,900	17,500	8,050,000
3	Office 702	340.97	23,100	17,500	5,966,975
4	Office 703	427.09	21,800	17,500	7,474,075
5	Office 704	313.13	23,300	17,500	5,479,775
6	Office 801	478.88	23,000	17,500	8,380,400
7	Office 802	383.61	23,200	17,500	6,713,175
8	Office 803	426.42	21,900	17,500	7,462,350
9	Office 804	311.96	23,400	17,500	5,459,300
10	Office 901	487.35	23,100	17,500	8,528,625
11	Office 902	392.14	23,300	17,500	6,862,450
12	Office 903	426.10	22,000	17,500	7,456,750
13	Office 904	311.72	23,500	17,500	5,455,100
14	Office 1001	492.44	23,200	17,500	8,617,700
15	Office 1002	397.27	23,400	17,500	6,952,225
16	Office 1003	425.90	22,100	17,500	7,453,250
17	Office 1004	311.58	23,600	17,500	5,452,650
18	Office 1101	496.96	23,300	17,500	8,696,800
19	Office 1102	401.83	23,500	17,500	7,032,025
20	Office 1103	425.73	22,200	17,500	7,450,275
21	Office 1104	311.45	23,700	17,500	5,450,375
Total		8,183.27			151,806,815

RMB79,995,050, representing 50% of the total consideration, will be payable in cash within 5 working days from the date of the Sale and Purchase Agreements and the balance of RMB79,995,050, representing 50% of the total consideration, will be payable in cash within 5 working days from the date of the inspection and acceptance of the Property

Completion	:	delivery of the Property is expected to take place on or before 31 March 2018

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INFORMATION OF THE PROPERTY

The Property is located at No. 52 Haibin South Road, Xiangzhou District, Zhuhai City, the PRC with a gross floor area of approximately 8,183.27 square meters, which includes units and shops developed by the Vendor for office and business purposes.

CONSIDERATION

The consideration for the Property Acquisition was determined after arm’s length negotiations between the Company and the Vendor, with reference to (i) the price of similar types (for office purpose) of properties located in the same areas in Zhuhai, which ranges from RMB25,900 per square meter to RMB31,300 per square meter; (ii) the price of street shops in the open market of Zhuhai, which is approximately RMB80,000 per square meter; (iii) the prevailing selling prices of other shops of the development in which the Property forms part of, in the open market of Zhuhai; and (iv) the agreed discount of approximately 22.58% on the price offered to public which is RMB206,654,700, provided by the Vendor to the Company. The Company intends to satisfy the consideration by its internal resources.

REASONS FOR and Benefits of the property ACQUISITION

The Property Acquisition will strengthen the Company's cooperation with the Zhuhai municipal government as the development of the Property was approved by Zhuhai municipal government with a view to provide support to the business development of the Company. The Property Acquisition will also address Zhuhai Airline's needs for improvement on infrastructure to support the growth of Zhuhai Airline in the civil aviation market. Since the Property is situated at the commercial business district in Zhuhai City, the Company believes that acquiring the Property with such geographical advantages as its office can not only meet the needs of future business development, but also realign its office premises with the Company's brand and image.

The Sale and Purchase Agreements were also signed on a standardised agreement provided jointly by the Ministry of Housing and Urban-Rural Development and the State Administration for Industry and Commerce of the PRC.

The Board (including the independent non-executive Directors) considers that the terms of the Sale and Purchase Agreements (including the consideration for the Property Acquisition) are fair and reasonable and are entered into on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and its Shareholders as a whole.

LISTING RULES IMPLICATIONS

As at the date of this announcement, the purchaser is a subsidiary of the Company, the Vendor is a wholly-owned subsidiary of Zhonghai CSA which is owned as to 49% by CSAHC. CSAHC is the controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules. As the Vendor is an associate of CSAHC, the Vendor is also a connected person of the Company under the Listing Rules. Accordingly, the transaction contemplated under the Sale and Purchase Agreements constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

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As the applicable percentage ratios (other than the profits ratio) for the Property Acquisition, aggregated with Sanya Property Acquisition as previously announced on 15 December 2016, is higher than 0.1% but less than 5%, the Property Acquisition is only subject to the reporting, annual review and announcement requirements but is exempt from the shareholders’ approval requirement under the Listing Rules.

Among the 11 Directors, five connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in respect of the resolution to approve the Sale and Purchase Agreements (including the consideration for the Property Acquisition). All the remaining six Directors who were entitled to vote, unanimously approved the resolutions approving the Sale and Purchase Agreements.

INFORMATION OF THE Company AND THE VENDOR

The principal business activity of the Company is that of civil aviation. The principal business activity of Zhuhai Airlines is that of civil aviation.

The Vendor, a wholly-owned subsidiary of Zhonghai CSA, based on its business license, is engaging in the business of real estate development, property management, interior decoration and design, property agency, leasing, wholesale and retail of mechanical machinery and equipment, and wholesale and retail of building materials.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the meanings set out below:

“associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“CSAHC”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Property”	the whole 7th to 11th floor and one shop of China Southern Air Zhuhai Area Headquarter Building (南航珠海總部大廈) located at No. 52 Haibin South Road, Xiangzhou District, Zhuhai City, the PRC with a gross floor area of approximately 8,183.27 square meters for the use of office and sales operations

“Property Acquisition”	the acquisition of the Property by the Company from the Vendor under the Sale and Purchase Agreements

“PRC”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

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“RMB”	Renminbi, the lawful currency of the PRC

“Sale and Purchase Agreements”	21 sale and purchase agreements dated 7 December 2017 entered into between the Company and the Vendor in respect of the sale and purchase of the Property

“Sanya Property Acquisition”	the acquisition of the property located in Sanya, Hainan Province by the Company from Sanya China Southern Air Real Property Development Co., Ltd. (an associate of CSAHC) under seven sale and purchase agreements dated 15 December 2016

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning as ascribed thereto under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong)

“Vendor”	Zhuhai China Southern Air Real Property Development Co., Ltd. (珠海南航房地產開發有限公司), a company established in the PRC and is a wholly-owned subsidiary of Zhonghai CSA as at the date of this announcement

“Zhonghai CSA”	Zhonghai China Southern Air Construction Development Co., Ltd. (中海南航建設開發有限公司), a company established in the PRC owned as to 49%, 30% and 21% equity interests by CSAHC, CITIC Real Estate Group Co., Ltd. (中信房地産集團有限公司) and Guangdong Zhonghai Real Estate Co., Ltd. (廣東中海地產有限公司), respectively as at the date of the announcement

“Zhuhai Airlines”	Zhuhai Airlines Company Limited

“%”	per cent

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the PRC

7 December 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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